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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   February, 2006

Commission File Number

000-50339

Capital Reserve Canada Ltd.

(Translation of registrant’s name into English)

                                                                 1530-9th Avenue S.E., Calgary, Alberta Canada T2G 0T7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F    X

Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes

  No X

If  “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Material Change in Securities:

Capital Reserve Canada Ltd. (the “Company”) reports that the Company’s Board of Directors has approved the issuance of a total of 4,834,300 shares of its Class A common stock (the “CRC Shares”) to acquire the remaining 21.8% of the issued and outstanding shares of KCP Innovative Services Inc. (“KCP”).  At an annual and special meeting of the shareholders of  KCP held on January 12, 2006, KCP’s shareholders approved the amalgamation of KCP with Capital Reserve Canada Projects Ltd.,  a wholly owed subsidiary of the Company (the “Amalgamation”).  Under the terms of the amalgamation agreement entered into between the Company, Capital Reserve Canada Projects Ltd. (“CRCP”) and KCP dated December 1, 2005, on the date on which the amalgamation was filed with the Registrar of Companies in the Province of Alberta (the “Amalgamation Date”), the register of transfer for KCP Shares would be closed and holders of KCP Shares would become registered holders of the shares of the amalgamated companies, being KCP Innovative Services Inc. and Capital Canada Projects Ltd. (the “Amalco Shares”). The Amalco Shares would then be exchanged for the CRC Shares and the Company will become the registered holder of the Amalco Shares, without regard to the date or dates on which the certificates formerly representing KCP Shares are physically surrendered.  A form of letter of transmittal containing instructions with respect to the surrender of certificates representing KCP Shares from the Company to holders of KCP Shares for use in exchanging their certificates is being mailed following the closing of the Amalgamation.  On surrender of properly completed letters of transmittal, together with certificates representing KCP Shares to Amalco, certificates for the appropriate number of Amalco Shares will be issued and immediately exchanged for CRC Shares.  On the Amalgamation Date, the register of transfer for CRCP  Shares will be closed and holders of CRCP Shares will become registered holders of Amalco Shares, without regard to the date or dates on which the certificates formerly representing CRCP Shares are physically surrendered.  A form of letter of transmittal containing instructions with respect to the surrender of certificates representing CRCP Shares from Amalco to holders of CRCP Shares for use in exchanging their certificates will be mailed following the closing of the Amalgamation.  On surrender of properly completed letters of transmittal, together with certificates representing CRCP Shares to Amalco, certificates for the appropriate number of Amalco Shares will be issued.  After the Amalgamation Date, no further register of transfers of CRCP Shares will be made and if a certificate representing such securities is presented for transfer, certificates representing the appropriate number of Amalco Shares will be issued.

The Amalgamation was filed and effective on February 3, 2006.  There are a total 39,506,028 Amalco Shares outstanding and 39,645,114 CRC Shares outstanding pursuant to the Amalgamation.  KCP Innovative Services Inc. is a  wholly owned subsidiary of the Company.

Exhibits

Exhibit 10.2

Proxy and Information Circular of KCP Innovative Services Inc. with Respect to the Amalgamation with Capital Reserve Canada Projects Ltd. and Capital Reserve Canada Ltd. and Notice of Annual and Special Meeting of Shareholders of KCP Innovative Services Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL RESERVE CANADA LIMITED

By: /s/ James Baker

Name:

James Baker

Title:   President & CEO

Date: February 6, 2006